U.S. Securities and Exchange Commission
Division of Investment Management

July 30, 2024

*VIA E-mail*

Nicole Runyan, P.C.
Pamela Poland Chen
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Re: 5C Lending Partners Corp.
File No. 000-56665

Dear Ms. Runyan and Ms. Chen:

On July 1, 2024, you filed a registration statement on Form 10 on behalf of 5C Lending Partners Corp. (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

## REGISTRATION STATEMENT

### Explanatory Note (pages 1-3)

1. Please supplementally explain why inclusion of the term "lending" in the Company's name does not refer to a type of an investment, which would require an 80% policy under rule 35d-1. We note that other BDCs with "lending" in their names have an 80% policy.
2. Page 1 indicates that the Company will file an election to be regulated as a BDC as soon as reasonably practical after filing the registration statement. Please disclose when election to be regulated as a BDC will be filed.

### Summary of Risk Factors (pages 7-9)

3. Disclosure in the second bullet point under the "General Risks" subheading on page 9 states that the Company does not currently have comprehensive documentation of its internal controls. Please clarify that "internal controls" refers to financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or otherwise provide additional context for this risk disclosure.
4. Please supplementally confirm that the Company has adopted and implemented policies and procedures pursuant to rule 38a-1.

### Item 1. Business

### Company—5C Lending Partners Corp. (pages 10-11)

5. The first sentence of the second paragraph on page 10 states that the Company will primarily invest in U.S.- domiciled upper middle-market companies. Please also briefly disclose the other types of investments the Company will make.
6. The second sentence of the second paragraph on page 10 states that the Company generally considers upper middle-market companies to consist of companies with "$50 million or greater of annual earnings…" Please disclose the maximum amount of EBITDA that the Company considers to encompass upper middle-market companies.
7. The second sentence of the second paragraph on page 10 references "attractive investment characteristics" and "potential for attractive risk-adjusted returns." Please disclose how the Company is defining these terms.
8. The first sentence of the fourth paragraph on page 10 states that the Company may enter into foreign exchange derivatives. Please disclose if the Company intends to make foreign investments.
9. The second sentence of the fourth paragraph on page 10 indicates that the Company "does not generally intend" to enter into derivative agreements for speculative purposes. Please briefly describe the circumstances under which the Company might enter into derivatives for speculative purposes.

### Market Opportunity (page 14)

10. The first sentence under the "Attractive Risk Profile in Senior Secured Loans" subheading references "high quality," private equity sponsor backed, U.S.-domiciled upper middle-market companies. Please disclose what the Company means by "high quality" in this context.

**Investment Strategy (pages 15-16)**

11. Disclosure in the first paragraph under the "Investment Strategy" heading on page 15 indicates that the Company will invest in securities convertible into common stock and warrants, among other things. Will the Company invest in contingent convertibles? If so, please update the principal strategy and risk sections accordingly to address such instruments.
12. Disclosure on page 15 states that the Company will target investments ranging in size between $20- $300 million. Please clarify how the Company is defining this metric (*e.g.*, does it refer to EBITDA?)
13. Disclosure on page 15 indicates that the Company may enter into derivative arrangements to hedge certain risks. Please disclose the extent to which derivatives are expected to be used.
14. Disclosure on page 16 under the "Highly Selective Approach" subheading states that the Advisor believes that upper-middle market companies have "greater scale and diversification." Please clarify in the disclosure what the Company means by "greater scale and diversification."

**Structure of Investments (pages 16-17)**

15. Disclosure under the "Opportunistic Investments" subheading on page 17 lists a variety of additional investment types that the Company may make. Please ensure that the risks associated with these opportunistic investments are disclosed in the discussion of risks, as appropriate.

**Investment Selection (page 18)**

16. Disclosure in the first paragraph under the "Investment Selection" heading states that the Advisor believes that focus on "quality and capital preservation" are fundamental to generating durable risk-adjusted returns. Please disclose how the Advisor will measure "quality" in this context.
17. Disclosure in the second paragraph under the "Investment Selection" heading references companies with shareholders and management teams that have "large financial commitments…" Please clarify in disclosure what the Company means by "large financial commitments" in this context.

**Investment Advisory Agreement; Compensation of the Advisor (pages 21-23)**

18. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

19. Please provide examples demonstrating the operation of an incentive fee.
20. Please provide a graphical representation of the income-related portion of the incentive fee.

**Investment Advisory Agreement; Limitations of Liability and Indemnification (page 23)**

21. Disclosure in the second paragraph under the "Limitations of Liability and Indemnification" subheading references Section 17(i) of the 1940 Act. Please also add a reference to Section 17(h) of the 1940 Act.

**The Private Offering (pages 29-30)**

22. In connection with the "Subscription Agreements" referenced on page 30, please explain to us supplementally:
    a. How having Subscription Agreements with different terms would comply with Sections 18 and 61 under the 1940 Act (*e.g.*, could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);
    b. Whether different terms in any Subscription Agreements could have a material, negative effect on other Company investors;
    c. Whether the terms of different Subscription Agreements will be disclosed to all Company investors, and how they will be disclosed including the timing of such disclosure;
    d. Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and
    e. Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

**Distribution Reinvestment Plan (page 31)**

23. Please disclose:
    a. How Stockholders may obtain additional information about the plan;
    b. The method of determining the number of shares that will be distributed instead of a cash dividend;
    c. If applicable, that an investor holding shares that participate in the plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the plan; and
    d. If a cash purchase plan option is available, any minimum or maximum investment required.

**Regulation as a BDC; Affiliated Transactions (page 35)**

24. Disclosure in the second sentence under the "Affiliated Transactions" subheading on page 35 states that the Company expects to rely on co-investment exemptive relief. Please explain supplementally when the Company expects to make a request for this relief.

**Item 1A. Risk Factors**

**Risks Related to the Company's Business and Structure (pages 47-56)**

25. Disclosure in the second paragraph under the heading "The Company may have difficulty sourcing investment opportunities" on page 48 states that it could take some time to invest substantially all of the capital the Company expects to raise. Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Company's investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.

**Risks Related to the Advisor and its Affiliates (pages 57-64)**

26. Disclosure in the fourth paragraph on page 58 under the "The Company's fee structure may create a conflict of interest due to the incentives for the Advisor to make speculative investments or use substantial leverage" subheading indicates that the Company may invest in the securities and instruments of private funds. Please supplementally explain if the Company will invest more than 15% of its assets in hedge funds and private equity issuers that rely on 3(c)(1) and 3(c)(7) of the 1940 Act.

**Risks Related to Business Development Companies (64-67)**

27. Disclosure on page 66 indicates that the Company may create a wholly-owned subsidiary. Please confirm supplementally that:
    a. The subsidiary's expenses will be included in the Company's prospectus fee table;
    b. The subsidiary and its board of directors will agree to designate an agent for service of process in the United States;
    c. The subsidiary and its board of directors will agree to inspection of the subsidiary's books and records by the staff; and
    d. The subsidiary's board of directors will sign the Company's registration statement.
28. Please also revise the disclosure referenced above on page 66 to apply the representations to subsidiaries (as defined by the Company), and not just wholly-owned subsidiaries.

**Risks Related to the Company's Investments (pages 68-81)**

29. Please address the investments listed under the "Restructurings" sub-heading on page 68 in the discussion of principal strategies if such investments are not already described there.
30. On page 76, the Company states that while it is not "targeting" any specific industries, the Company's investments may be "focused on relatively few industries." Please clarify what it means that the Company will not "target" any specific industries but may "focus" on relatively few industries, and disclose those industries.
31. Please update the discussion of Brexit on page 81 if it has become outdated.

**General Risks (page 96)**

32. The risk disclosure on page 96 under the subheading "The Company is subject to risks related to ESG matters" implies that the Company considers ESG factors as part of its investment strategy. Please clarify in the discussion of the Company's strategy whether the Company will be integrating ESG factors into its investment analysis. If so, please identify examples of ESG criteria that will be considered. Please also disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.

**Item 7. Certain Relationships and Related Transactions and Director Independence**

**Resource Sharing Agreement (pages 113-114)**

33. Explain to us how the Resource Sharing Agreement referenced starting on page 113 operates and why it is not an advisory contract within the meaning of the 1940 Act. In your response, address:
    a. Specific services 5C and its employees will provide on the Advisor's behalf and why those services do not amount to advisory services provided to the Company;
    b. The extent to which the Investment Advisor will depend on 5C's personnel;
    c. Whether 5C personnel who provide investment advice with respect to the Company will be supervised persons of the Investment Advisor under Section 202(a)(25) of the Advisers Act;
    d. Whether and what fees are paid to 5C and by whom and whether or not they are paid pursuant to the Resource Sharing Agreement; and
    e. Whether 5C is considered a fiduciary with respect to the Company.
34. Please provide us with the Resource Sharing Agreement to review.
35. Please add risk disclosure about the Resource Sharing Agreement (*e.g.*, that advisory services provided by the Investment Advisor are dependent on the Resource Sharing Agreement).

**Item 11. Description of Registrant's Securities to be Registered**

**Control Share Acquisitions (pages 128-129)**

36. Please disclose:
    a. how voting rights for control shares may be restored;
    b. any exemptions for acquisitions of control shares.
37. Please also disclose:
    a. the rationale for the Company not broadly exempting application of control share provisions;
    b. the impact upon shareholders of these provisions; and
    c. whether the board of directors/trustees has considered the provisions and determined that they are in the best interest of the Company and its shareholders.

**Conflict with the 1940 Act (page 130)**

38. Please disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the Investment Company Act.

**Item 15. Financial Statements and Exhibits**

39. Please file an amended Form 10 filing with complete financial statements at least 15 days prior to the Form 10's effectiveness.
40. Please file finalized documents and agreements, rather than any "form of" agreements.
41. Article XIII, Section 1 of the Company's Bylaws contains a carveout from an exclusive forum provision for claims arising solely under federal securities laws. However, the carveout applies only to item (b) in Section 1 of the Bylaws (derivative actions). Please revise this state law claims provision in the bylaws to make clear that Article XIII, Section 1 in its entirety, rather than just Article XIII Section 1 item (b), does not apply to claims arising under the federal securities laws.
42. Please revise Article VIII, Section 8.2 of the Articles of Amendment and Restatement to state that indemnification is subject to sections 17(h) and (i) of the 1940 Act.
43. Please provide us with a copy of the Company's full charter and/or declaration of trust.

**General Comments**

44. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

45. Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

46. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

47. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * *

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

action by the staff. Should you have any questions regarding this letter, please contact me at (213) 320-8886 or brodskya@sec.gov.

Sincerely,

/s/ Aaron Brodsky

Aaron Brodsky
Attorney-Adviser

cc: Thankam Varghese, Branch Chief
Michael Spratt, Assistant Director